

Mail Stop 4628

March 29, 2018

Michael J. Kasbar
President and Chief Executive Officer
World Fuel Services Corporation
9800 Northwest 41st Street
Miami, FL 33178

> **Re: World Fuel Services Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 28, 2018**
> **File No. 1-09533**

Dear Mr. Kasbar:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

General

1.   In a letter to the staff dated April 3, 2015, you discussed your subsidiaries' dealings with Sudan and Syria. You state on page 11 of the 10-K that certain of your subsidiaries have limited business dealings in countries subject to OFAC-administered sanctions.

As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your 2015 letter, including contacts with their governments, whether through subsidiaries, distributors, partners, resellers, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

2. You state, on page 9 of the 10-K filed February 21, 2017, that you responded to an administrative subpoena from OFAC requesting information regarding your transactions in countries that are the subject of U.S. sanctions, and that you "identified a limited number of transactions that may have resulted in violations of U.S. sanctions regulations or our OFAC issued licenses." Please describe to us any material developments related to the OFAC matter, and the current status of the OFAC matter, since your letter to us dated April 3, 2015.

Financial Statements

Consolidated Statements of Income and Comprehensive Income, page 52

3. Please tell us the extent to which amounts in your Compensation and Employee Benefits line item, and any other components of Operating Expenses, represent costs that are attributable to cost of revenue, or are costs that are inventoriable based on the guidance in FASB ASC 330-10-30-1 through 8. If there are such costs, explain your rationale for having such amount apart from the cost of revenue and gross profit measures.

Form 8-K filed February 22, 2018

Exhibit 99.1 – Press Release of Fourth Quarter and Full Year 2017 Operating Results

Non-GAAP Financial Measures

4. We note your disclosure under this section, describing certain adjustments to your non-GAAP measures, stating "these non-recurring items are excluded because, by their nature, they are not indicative of our business or economic trends." However, it appears that several of these items have occurred in sequential years. Please refrain from referring to charges as non-recurring when such charges have occurred within the prior two years or are reasonably likely to recur within two years. You may refer to our Non-GAAP Financial Measures Compliance and Disclosure Interpretation (C&DI) 102.03 if you require further clarification or guidance.

Reconciliation of GAAP to non-GAAP Financial Measures

5. Within the reconciliations of GAAP net income to non-GAAP adjusted net income attributable to World Fuel and of related GAAP diluted earnings per share (EPS) to non-GAAP adjusted diluted EPS, you present a number of reconciling items net of income

taxes. Please present such adjustments before tax, and show the related income tax as a separate adjustment to comply with Non-GAAP Financial Measures C&DI 102.11.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or Lily Dang at (202) 551-3867, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie in CF-OGSR at (202) 551-3876 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources